Exhibit 14

TRATON submits increased proposal to acquire all shares in Navistar International Corporation

Wolfsburg, 10 September 2020 – Today, TRATON SE („TRATON“) has informed the Board of Directors of the US American truck manufacturer Navistar International Corporation („Navistar”), in which TRATON already holds a share of 16.8%, of an increase of its offer from 30 January 2020 for the acquisition of all shares in Navistar not already held by TRATON at an offer price of USD 35.00 per Navistar share, to USD 43.00 per Navistar share and USD 3.6 bn in total. Volkswagen AG has confirmed its general intention also to provide funds for the financing of an increased offer. If the proposal is accepted, TRATON will become the sole owner of Navistar. The proposal is in particular subject to TRATON and Navistar agreeing on a merger agreement, the conduct of satisfactory due diligence and the approval of the merger agreement by the boards of TRATON and Volkswagen AG as well as the Board of Directors and the shareholders’ meeting of Navistar.

Helen Beckermann

Head of Volkswagen Group Investor Relations